GrowGeneration Corp.

503 North Main Street, Suite 740

Pueblo, CO 81003

July 12, 2016

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	GrowGeneration Corp.
Amended Registration Statement on Form S-1
Filed July 1, 2016
File No. 333-207889

Dear Ms. Long,

This letter is provided in response to your letter dated July 11, 2016 (the “Comment Letter”) regarding the above-referenced submission of GrowGeneration Corp. (the “Company”). The Company’s response is set forth below to the item noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the response below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make revisions pursuant to the Comment Letter.

Exhibit 23.1

1. Please revise the consent to reflect the date of the auditors’ report, which has been changed to June 30, 2016.

Response:

Pursuant to your comment, we are filing a revised auditors’ consent as Exhibit 23.1 to the Amendment to reflect the correct date of the auditors’ report.

Thank you for your attention to this matter.

Sincerely,

GrowGeneration Corp.

/s/ Darren Lampert
Darren Lampert
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901